

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 11, 2008

Via Mail and Facsimile +358 (0) 7 1803-8503

Anja Korhonen
Senior Vice President and Corporate Controller
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

> **Re: Nokia Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **File No. 001-13202**

Dear Ms. Korhonen:

The Division of Corporation Finance has completed its review of your Form 20-F and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director